SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
12 REGISTRATIONS BRANCH



12060828

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300 (No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813)226-8844 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C. - KRMT Tampa Bay Division (Name – if individual, state last, first, middle name)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City), FL (State) 33762 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/23

OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Atlantic Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



GWENDOLYN D. FINN
MY COMMISSION # EE144080
EXPIRES: NOV 08, 2015
Bonded through 1st State Insurance

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes).

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☑ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2011

CEA Atlantic Advisors, LLC

Table of Contents

	Page
Report of Independent Registered Public Accountants	1 - 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information:	
Schedule I – Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3	11
Other Information – Report of Independent Registered Public Accountants on Internal Control Required by SEC Rule 17a-5	12 - 13


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 · 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accountants

To the Member of
CEA Atlantic Advisors, LLC:

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC (the Company) as of December 31, 2011, and the related statements of income, member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC at December 31, 2011, and the results of its' operations, changes in member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

February 3, 2012
Clearwater, Florida

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2011
Assets		
Cash and cash equivalents	$	397,430
Deposit		198
Total assets	$	397,628
Liabilities		
Accounts payable and accrued expenses	$	10,000
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		386,628
Total member's equity		387,628
Total liabilities and member's equity	$	397,628

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2011
Revenues	
Interest	$ 84
Investment banking	394,819
Total revenues	394,903
Operating Expenses	
Selling expenses	109,710
Rent, office and occupancy	108,000
Other administrative and operating expenses	8,210
Professional fees	13,925
Total operating expenses	239,845
Net Income	$ 155,058

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2011
Balance, December 31, 2010	$ 232,570
Net income	155,058
Balance, December 31, 2011	$ 387,628

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2011
Cash Flows from Operating Activities	
Net income	$ 155,058
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in deposits	315
Total adjustments	315
Net cash provided by operating activities	155,373
Cash and cash equivalents at beginning of the period	242,057
Cash and cash equivalents at end of the period	$ 397,430

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC
December 31, 2011

Notes to Financial Statements

1. **Nature of Business:**

   CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

   During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). During 2007, the "NASD" merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange creating the Financial Industry Regulation Authority ("FINRA").

   During 2008, the Company changed its name from CEA Media Group, LLC to CEA Atlantic Advisors, LLC.

2. **Summary of Significant Accounting Policies:**

   Management Estimates and Assumptions

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents – Continued

The Company maintains cash balances in insured financial institutions. The Company maintains a Treasury Money Market account that insures all balances in the account at any time. Remaining cash account balances do not generally exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Income Taxes

The Company is a limited liability company with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax position as a component of income tax expense, and none were recognized as there was no impact on the Company's financial position as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taxing authorities for the tax year ended 2008, and all subsequent years.

CEA Atlantic Advisors, LLC
December 31, 2011

Notes to Financial Statements

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2011, the Company had net capital, as defined, of $387,430, which was $382,430 in excess of its required net capital of $5,000. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital, as defined, was 0.03 to 1.

4. Related Party Transactions:

The Company paid $9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2011, $108,000 was paid to this affiliate for such administrative services.

5. Concentration of Customers:

For the year ended December 31, 2011 three customers accounted for 100% of total investment banking revenue.

6. Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 3, 2012, the date which financial statements were available to be issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 387,628
Less non - allowable assets:	
Deposit	198
Net capital	$ 387,430
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 10,000
Computation of basic net capital requirements:	
Minimum net capital required –	
6 2/3% of aggregate indebtedness	$ 667
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	382,430
Net capital	$ 387,430
Ratio of aggregate indebtedness to net capital	.03

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17 A-5 dated January 18, 2012 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See accompanying report of independent registered public accountants and notes to financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accountants and notes to financial statements.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
[illegible] Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 · 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
CEA Atlantic Advisors, LLC:

In planning and performing our audit of the financial statements of CEA Atlantic Advisors, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 3, 2012
Clearwater, Florida